NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-16 JULY26, 2005

PRESS RELEASE
RUBICON MINERALS CORPORATION
RUBICON MINERALS CORPORATION ANNOUNCES
$3 MILLION BOUGHT DEAL FINANCING

July 26, 2005 - Toronto, Ontario - RUBICON MINERALS CORPORATION (TSX:RMX; AMEX:RBY)  is pleased to announce that it has entered into an agreement with First Associates Investments Inc. (“Underwriter”) pursuant to which the Underwriter has agreed to purchase 4,616,000 Units, at a price of $0.65 per Unit for aggregate proceeds to Rubicon of $3,000,400. Each Unit will be comprised of one common share (a “Common Share”) and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.85 per Common Share at any time on or before 24 months from Closing. The Underwriter has the option to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to Closing. The offering is scheduled to close on or about August 16, 2005 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering shall be subject to a four month hold period in Canada in accordance with applicable securities laws.

The proceeds raised from the Unit offering shall be used by Rubicon to maintain its percentage ownership interest in Africo Resources Ltd, for capital expenditures on the Company’s exploration properties and for general working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

For further information visit the Rubicon website at www.rubiconminerals.com or contact:

David Adamson
President & Chief Executive Officer
604-623-3333

Or

Bill Cavalluzzo
VP Investor Relations
Toll Free: 1-866-365-4706
bcavalluzzo@rubiconminerals.com